

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2008

Mr. Marcus C. Rowland, Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed My 12, 2008**
> **File No. 1-13726**

Dear Mr. Rowland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1.   Please discuss your competitive position in your industry and discuss the extent to which your business is seasonal. See Item 101(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.   Please confirm that you do not have any off-balance sheet arrangement to disclose in compliance with Item 303(a)(4) of Regulation S-K.

3.   We note that on page 71, you identify accounts receivable relating to certain related parties. Please identify the related parties and describe the transactions giving rise to the receivables.

4.   We note that on page 85, you have an agreement to lend Mountain Drilling Company and Ventura Refining and Transmission LLC up to $32.0 million and $31.0 million, respectively. We further note that you have agreed to guarantee various commitments for Ventura, up to $70.0 million, to support their operating activities. Please discuss the business reasons for entering into these arrangements.

5.   We note that your chief executive officer, Aubrey K. McClendon, has been a beneficiary of the Founder Well Participation Program (FWPP) since its adoption on June 10, 2005. Please discuss in some detail the benefits that Mr. McClendon has derived from his participation in the working interests and disclose the amount of revenues that Mr. McClendon has generated from his participation as of December 31, 2007.

Executive Summary, page 32

6.   With regard to your discussion of the reserve replacement ratios presented, add a discussion of the following or tell us why such disclosure is not necessary:

    • the nature and extent to which uncertainties still exist with respect to newly discovered reserves,
    • the time horizon of when the reserve additions are expected to be produced,
    • how management uses this measure, and
    • the limitations of this measure.

Liquidity and Capital Resources, page 33

7.   We note that as December 31, 2007, you had $1.0 million in cash and cash
        equivalents. We also note that the cash used in investing activities exceeded the
        cash flow generated from operating and financing activities. Please discuss how
        your cash situation, given the magnitude of your operations and obligations,
        affects your ability to do business.

Sources and Uses of Funds, page 34

8.   We note your reference to a sale of a volumetric production payment for proceeds
        of $1.1 billion. Later in the filing, you discuss that under the terms of the
        transaction, you are required to purchase production for a period of 15 years.
        Please discuss in an appropriate section all the material terms of the transaction
        and file as an exhibit the agreement documenting the transaction.

9.   Clarify the impact and implications that the volumetric production payments will
        have on your liquidity in future periods. Please refer to Section IV of SEC
        Release 33-8350, Commission Guidance and Analysis of Financial Condition and
        Results of Operations which indicates that you should discuss and analyze
        material trends.

Results of Operations, page 42

10.   We note the impact of realized gains on oil and natural gas derivatives in your
        total sales for Fiscal Year 2007, 2006 and 2005 and your reported derivative
        positions as of December 31, 2007. We further note on page 3 of this filing you
        have hedged 87% of your expected 2008 natural gas production and 94% of your
        expected 2008 oil production. Include a discussion any known trends or
        uncertainties related to your derivative positions that you reasonably expect will
        have a material favorable or unfavorable impact on net sales or tell us why you
        are unable to provide this discussion.   Refer to Regulation S-K Item
        303(a)(3)(ii).

Notes to Consolidated Financial Statements

Note 13 – Divestitures, page 110

11.   We note the variable production payment (VPP) terms require you to purchase the
        VPP production you are required to deliver to the buyer. You have recorded the
        proceeds as a reduction of oil and gas properties and an investing activity cash
        flow. Please clarify how you determined that the VPP should be accounted for as
        a reduction to the full cost pool and explain how you determined that the VPP

should not be recoded as a borrowing. As part of this analysis, tell us the financial impact of the hedges sold to the buyer of your VPP.

Exhibit 12

12.   Tell us whether you have included an estimate of interest within rental expense as a component of the fixed charges pursuant to instruction 1(A) to paragraph 503(d) of Regulation S-K. In this respect we note your future rental commitments on page 84 of your filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director